MAIA BIOTECHNOLOGY, INC.

444 West Lake Street, Suite 1700

Chicago, Illinois 60606

July 18, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Mr. Joshua Gorsky

Re:	MAIA Biotechnology, Inc.

Request to Withdraw Registration Statement on Form S-1 (File No. 333-272524)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), MAIA Biotechnology, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-272524), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 8, 2023.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact Angela Dowd at (212) 407-4097 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours, MAIA Biotechnology, Inc.

By:	/s/ Vlad Vitoc
	Name:	Vlad Vitoc
	Title:	Chief Executive Officer

cc: Angela Dowd, Esq., Loeb & Loeb LLP